Greenpro Capital Corp.
(OTCQB: GRNQ)
Room 1701-1703, 17/F, The Metropolis Tower,
10 Metropolis Drive, Hung Hom,
Kowloon, Hong Kong
T: +852-3111 7718
F: +852-3111 7720
E: info@greenprocapital.com
W: www.greenprocapital.com

Jan Woo, Legal Branch Chief

Office of Information Technologies

and Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

September 6, 2017

Re:	Greenpro Capital Corp.
Registration Statement on Form S-1
Filed August 2, 2017
File No. 333-219625

Dear Ms. Woo:

Greenpro Capital Corp., a Nevada corporation (the “Company”), hereby provides a response to the comments issued in a letter dated August 18, 2017 (the “Staff’s Letter”). Contemporaneously with this submission, we have publicly filed on EDGAR an amendment to the Registration Statement on Form S-1 (the “Amended Form S-1”) reflecting the responses of the Company below to the Staff’s Letter.. To facilitate the review of the Amended Form S-1, the Company hereby responds to the comments set forth in the Staff’s Letter in the order of the numbered comments contained therein. Certain capitalized terms set forth in this letter are used as defined in the Amended Form S-1.

Comment Number	Comment and Response

Use of Proceeds, page 16

1.	We note that you will use a portion of the proceeds received from the primary offering for your China Service Centre Expansion and Worldwide Wealth Wisdom Development. Please revise to describe these initiatives.

Company Response: A description of these initiatives has been included in the “Business” section.

September 6, 2017

Directors and Executive Officers, page 53

2.	Please expand the biographies of Mr. Chong Kuang Lee and Mr. Che Chan Gilbert Loke to describe each’s position or positions with Greenpro Asia Strategic SPC and Greenpro Talents Ltd. See Item 401(e) of Regulation S-K.

Company Response: The biographies of Chong Kuang Lee and Mr. Che Chan Gilbert Loke have been expanded to include their positions with Greenpro Asia Strategic SPC and Greenpro Talents Ltd.

Selling Stockholders, page SS-2

3.	Please revise to describe the transactions in which the selling stockholders acquired their shares, including the dates of the transactions and the amount of consideration paid. If the transactions occurred within the last three years and were unregistered, please include disclosure responsive to Item 701 of Regulation S-K.

Company Response: The table has been revised to include two additional columns to show (i) the date(s) of transactions and (ii) the amount of consideration received by the Company. We have included a new footnote to reflect those selling stockholders who acquired shares in private transactions. The shares being registered by those selling stockholders were acquired in private transactions in which the Company did not receive any consideration.

4.	Please disclose any position, office or other material relationship that any selling stockholder has had within the past three years with you or any of your predecessors or affiliates. For each selling stockholder that is not a natural person, disclose Item 507 information about any persons (entities or natural persons) who have control over the selling entity, including such person’s identity and the nature of such person’s material relationship. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Company Response: We have disclosed those selling stockholders who have held any position, office or had any other material relationship with the Company, its predecessors or affiliates. We have also included a footnote for each selling stockholder who is not a natural person, disclosing who has investment and dispositive power over the shares for such selling stockholder.

5.	You have included Mr. Chong Kuang Lee and Mr. Che Chan Gilbert Loke on the selling stockholder table; however, your disclosure also appears to indicate that neither individual will be offering any shares pursuant to this registration statement. Please tell us why you have included these individuals on the selling stockholder table.

Company Response: We have deleted Mr. Chong Kuang Lee and Mr. Che Chan Gilbert Loke from the Selling Stockholder table.

September 6, 2017

Item 16. Exhibits and Financial Statement Schedules, page II-3

6.	We note that all funds received by the placement agent will be placed in an escrow account. Please file the form of placement agency agreement and the escrow agreement as soon as practicable. See Item 601(b)(10) of Regulation S-K.

Company Response: The form of escrow agreement has been filed as Exhibit 10.22 to the Amended Form S-1. The form of placement agency agreement will be filed in a subsequent amendment.

7.	Please file an exhibit that lists all of your subsidiaries, including the state or other jurisdiction of incorporation or organization of each and the names under which such subsidiaries do business. See Item 601(b)(21) of Regulation S-K.

Company Response: We have included all subsidiaries and variable interest entities as Exhibit 21 to the Amended Form S-1.

In response to your verbal supplemental comments, please note that the graphics located in the front of the prospectus include the English translation of the text. We have also provided a brief description of what each graphic depicts. The legality opinion for the initial public offering shares and resale shares will be filed by amendment once a determination has been made as to the minimum and maximum share numbers being offered in the public offering.

Thank you very much for your time and attention in connection with this filing. Should you have any questions concerning any of the foregoing, please contact Tahra Wright, Esq., of Loeb & Loeb LLP, counsel to the Company, by telephone at (212) 407-4122.

Sincerely,

Greenpro Capital Corp.

By:	/s/ Loke Che Chan Gilbert
Name:	Loke Che Chan Gilbert
Title:	CFO, Director